Exhibit 12.1
TRI Pointe Group, Inc.
Ratio of Earnings to Fixed Charges
(In Thousands, Except Ratios)

	Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income (loss) from continuing operations before taxes, net of noncontrolling interests	$302,227	$319,260	$127,964	$(237,454)	$99,629
Adjustments to income (loss) before income taxes:
(Income) loss of unconsolidated entities	(4,989)	(2,691)	288	(2)	(2,490)
Returns on investments in unconsolidated entities, net	6,276	—	80	1,111	2,680
Fixed charges	70,104	62,701	42,200	23,189	27,582
Amortization of capitalized interest	51,288	45,114	52,747	36,671	30,292
Capitalized interest	(68,306)	(60,964)	(38,975)	(19,081)	(22,059)
Income (loss) as adjusted	$356,600	$363,420	$184,304	$(195,566)	$135,634
Fixed charges:
Interest expensed and capitalized	68,306	60,964	41,706	22,674	27,038
Portion of rents representative of interest factor	1,798	1,737	494	515	544
Fixed charges	$70,104	$62,701	$42,200	$23,189	$27,582
Ratio of earnings to fixed charges	5.1	5.8	4.4	(a)	4.9
 __________
(a)     For the year ended December 31, 2013 our earnings were not sufficient to cover fixed charges for such year by approximately $218.8 million.  This was primarily due to $343.3 million of impairment and related charges for Coyote Springs, a large master planned community north of Las Vegas, Nevada.  Under the terms of the Transaction Agreement, certain assets and liabilities of WRECO and its subsidiaries were excluded from the transaction and retained by Weyerhaeuser, including assets and liabilities relating to Coyote Springs.